UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

( ) Check box if no longer subject to Section 16. Form 4 or Form
    5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported

1. Name and Address of Reporting Person*
   Sitt, Eduardo
   c/o Presencia en Medios, S.A. de C.V.
   Paseo de las Palmas
   No. 735 Desp. 206
   11000 Mexico DF, Mexico

2. Issuer Name and Ticker or Trading Symbol
   Princeton Video Image, Inc. (PVII)

3. I.R.S. Identification Number of Reporting Person, if an entity
   (Voluntary)

4. Statement for Month/Year
   Fiscal Year Ending June 30, 1998

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

-----------------------------------------------------------------
Table I -- Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned
-----------------------------------------------------------------
1. Title of Security  2. Trans-  3. Trans-  4. Securities Acquired (A)  5. Amount of  6. Owner-  7. Nature of
   (Instr. 3)            action     action     or Disposed of (D)          Securities    ship       Indirect
                         Date       Code       (Instr. 3, 4 and 5)         Beneficially  Form:      Beneficial
                                    (Instr. 8)                             Owned at      Direct     Owner-
                                               ------------------------    end of        (D) or     ship
                         (Month/                                           Issuer's      Indirect(I)
                          Day/                                             Fiscal Year   (Instr.4)  (Instr. 4)
                          Year)                          (A) or            (Instr.3 and 4)
                                               Amount    (D)      Price
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

================================================================================================================

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

==========================================================================================

1.Title of  2.Conver  3.Trans-  4.Trans-  5.Number of Deriv-  6.Date Exer-  7.Title and  8.Price  9.Number  10.Owner-  11.Nature
  Derivative  sion or   action    action    ative Securities    cisable and   Amount of    of       of Deriv-  ship       of
  Security    Exercise  Date      Code      Acquired (A) or     Expiration    Underlying   Deriv-   ative      of       Indirect
  (Instr.3)   Price of            (Instr.8) Disposed of (D)     Date          Securities   ative    Secur-     Deriv-   Benefi-
              Deri-     (Month/             (Instr. 3,4, and 5) (Month/Day/   (Instr.      Secur-   ities      ative    cial
              vative    Day/                                     Year)         3 and 4)    ity      Bene-      Security Owner-
              Security  Year)                                                              (Instr.  ficially   Direct   ship
                                                               --------------------------  5)       Owned at   (D) or   (Instr.4)
                                                                                                    End of     Indirect
                                            ------------------ Date    Expir-  Title Amount         Year       (I)
                                                               Exer-   ation         or Number     (Instr.4)  (Instr.4)
                                                               cisable Date          of Shares
                                             (A)      (D)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

Stock Option  $12.50    5/28      D(1)                 10,000  (1)     4/28   Common  10,000        0           D
(Right to               1998                                           1999   Stock
Buy)
----------------------------------------------------------------------------------------------------------------------------------
Stock Option  $8.00     5/28      A          10,000            (2)     4/28   Common  10,000        (2)         D
(Right to               1998                                           1999   Stock
Buy)
----------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
Stock Option  $17.50    5/28      D(3)                 20,000  (3)     3/28   Common  20,000        0           D
(Right to               1998                                           2001   Stock
Buy)
----------------------------------------------------------------------------------------------------------------------------------
Stock Option  $8.00     5/28      A          20,000            (4)     3/28   Common  20,000        (4)         D
(Right to               1998                                           2001   Stock
Buy)
----------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
Warrant       $12.50    5/28      D4(5)                10,932  4/15     4/15  Common  10,932        0           I          By
                        1998                                   1994     1999  Stock                                        Corp.*

----------------------------------------------------------------------------------------------------------------------------------
Warrant       $8.00     5/28      A4(6)      10,932            5/28     4/15  Common  10,932        10,932      I          By
                        1998                                   1998     2004  Stock                                        Corp.*

----------------------------------------------------------------------------------------------------------------------------------
Warrant       $15.00    5/28      D4(7)                24,000  3/28     3/28  Common  24,000        0           I          By
                        1998                                   1996     2001  Stock                                        Corp.*

----------------------------------------------------------------------------------------------------------------------------------
Warrant       $8.00     5/28      A4(8)      24,000            5/28     3/28  Common  24,000        24,000      I          By
                        1998                                   1998     2006  Stock                                        Corp.*

----------------------------------------------------------------------------------------------------------------------------------
===========================================================================================

Explanation of Responses: *Presencia en Medios, S.A. de C.V.

  See Attached.

         /s/ Eduardo Sitt                               August 12, 1998
-------------------------------------             -------------------------
  **Signature of Reporting Person                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                      Attachment to Form 5
                      ---------------------

1.   Name and Address of Reporting Person:

     Sitt, Eduardo
     c/o Presencia en Medios, S.A. de C.V.
     Paseo de las Palmas
     No. 735 Desp. 206
     11000 Mexico DF, Mexico

2.   Issuer Name and Ticker or Trading Symbol:

     Princeton Video Image, Inc. (PVII)

4.   Statement for Month/Year:

     Fiscal Year Ending June 30, 1998



Explanation of Responses for Table II:
-------------------------------------

(1) Cancellation of option in connection with grant of replacement option. The cancelled option vested as to one thirty-sixth (1/36) of the shares subject to the option on May 1, 1994 and 1/36 per month thereafter.

(2) The reported transaction involved the repricing of an existing option which was originally granted on April 28, 1994 and provided for vesting as indicated in note 1 above (all 10,000 of the shares subject to the cancelled option had vested as of May 28, 1998 (the repricing date)). All 10,000 shares underlying the repriced option vested as of May 28, 1998.

(3) Cancellation of option in connection with grant of replacement option. The cancelled option vested as to one thirty-sixth (1/36) of the shares subject to the option on April 1, 1996 and 1/36 per month thereafter.

(4) The reported transaction involved the repricing of an existing option which was originally granted on March 28, 1996 and provided for vesting as indicated in note 3 above (14,445 of the shares subject to the cancelled option had vested as of May 28, 1998 (the repricing date)). 14,445 shares underlying the repriced option vested as of May 28, 1998 and the remaining 5,555 shares vest at the rate of 1/10 per month for 10 months commencing on June 1, 1998.

(5) Cancellation of warrant in connection with grant of replacement warrant.

Attachment to Form 5
--------------------

1.   Name and Address of Reporting Person:

     Sitt, Eduardo
     c/o Presencia en Medios, S.A. de C.V.
     Paseo de las Palmas
     No. 735 Desp. 206
     11000 Mexico DF, Mexico

2.   Issuer Name and Ticker or Trading Symbol:

     Princeton Video Image, Inc. (PVII)

4.   Statement for Month/Year:

     Fiscal Year Ending June 30, 1998



Explanation of Responses for Table II:
--------------------------------------

(6) The reported transaction involved the repricing and extension of the exercise period of an existing warrant.

(7) Cancellation of warrant in connection with grant of replacement warrant.

(8) The reported transaction involved the repricing and extension of the exercise period of an existing warrant.